Exhibit 99.3
WNS (HOLDINGS) LIMITED
PROXY STATEMENT
ANNUAL GENERAL MEETING
To be Held on July 23, 2009
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on Thursday, July 23, 2009, at 11.30 am (Jersey time), at the registered office of the Company located at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.
Shareholders Entitled to Notice of and to Vote at the Annual General Meeting
The Board has fixed the close of business on June 18, 2009 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2009 (the “Annual Report”) were first mailed to Shareholders on or about June 22, 2009. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.
A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares. At the close of business on April 30, 2009 there were 42,628,583 ordinary shares issued and outstanding.
Quorum
No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11.30 am (Jersey time) on July 30, 2009 at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands.
Proxies
To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at the registered office of the Company at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.
A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.
A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (care of Capita Secretaries Limited, attention: Michele Ivory, at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.
Voting
On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at its registered office (at least 48 hours before the time appointed for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.
Resolutions 1 to 7 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.
Cost of Soliciting Proxies
The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.
SUMMARY OF PROPOSALS
Shareholders will be requested to vote on the following proposals at the Annual General Meeting:
1.	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2009, together with the auditors’ report;

2.	Re-appointment of the Company’s auditors;

3.	Fixation of auditors’ remuneration;

4.	Re-election of the Class III Director, Mr. Jeremy Young;

5.	Re-election of the Class III Director, Mr. Eric B. Herr;

6.	Re-election of the Class III Director, Mr. Deepak Parekh; and

7.	Approval of Directors’ remuneration for the financial year ending March 31, 2010.
PROPOSAL NO. 1
THAT the audited accounts of the Company for the financial year ended March 31, 2009, including the report of the auditors, be and hereby are adopted.
A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether a true and fair view is given.
The Company’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by the auditors’ report from Ernst & Young. Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2009, together with the auditors’ report.
The Board recommends a vote “FOR” the adoption of the audited accounts of WNS for the financial year ended March 31, 2009, together with the auditors’ report.
PROPOSAL NO. 2
THAT Ernst & Young be and hereby is re-appointed as the Company’s auditors until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2010.
A public company is required by law at each annual general meeting to appoint auditors to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.
Shareholders are requested to approve the re-appointment of Ernst & Young as the Company’s auditors in respect of the financial year ending March 31, 2010 and until the annual general meeting of the Company to be held in 2010.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” the re-appointment of Ernst & Young as auditors of the Company until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2010.
PROPOSAL NO. 3
THAT a maximum sum of US$2 million be and hereby is approved as being available for the payment of the remuneration of Ernst & Young as the Company’s auditors for their audit services to be rendered in respect of financial year ending March 31, 2010 and that the Board or a committee thereof is authorised to determine the remuneration payable from time to time to the auditors during this period subject to the maximum sum stipulated.
Under the Articles of Association of the Company, the shareholders in general meeting fix the remuneration of the auditors. The level of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2010 is not known. Consequently, the approval of the Shareholders in a general meeting is sought for a maximum sum of US$2 million to be available for payment of remuneration of the auditors for audit services to be rendered during the financial year ending March 31, 2010. The precise amount to be paid to the auditors for audit services, subject to a maximum fee of US$2 million will be determined by the Board or a committee thereof.
The Board upon the recommendation of the audit committee recommends a vote ‘FOR’ the fixation of auditor’s remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2010.
PROPOSAL NO. 4
THAT Mr. Jeremy Young be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.
Mr. Jeremy Young is currently a Class III Director of the Company. The period of office of a Class III Director expires at this Annual General Meeting. Accordingly, it is proposed that Mr. Jeremy Young be re-elected as a Class III Director.
The biography of Mr. Jeremy Young and a complete listing of all our Directors are provided in this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Mr. Jeremy Young to the Board of Directors.
PROPOSAL NO. 5
THAT Mr. Eric B. Herr be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting
Mr. Eric B. Herr is currently a Class III Director of the Company. The period of office of a Class III Director expires at this Annual General Meeting. Accordingly, it is proposed that Mr. Eric B. Herr be re-elected as a Class III Director.
The biography of Mr. Eric B. Herr and a complete listing of all our Directors are provided in this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Mr. Eric B. Herr to the Board of Directors.
PROPOSAL NO. 6
THAT Mr. Deepak Parekh be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.
Mr. Deepak Parekh is currently a Class III Director of the Company. The period of office of a Class III Director expires at this Annual General Meeting. Accordingly, it is proposed that Mr. Deepak Parekh be re-elected as a Class III Director.
The biography of Mr. Deepak Parekh and a complete listing of all our Directors are provided in this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Mr. Deepak Parekh to the Board of Directors.
PROPOSAL NO. 7
THAT:
(a)	an aggregate sum of US$3 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding the making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ended March 31, 2010; and

(b)	as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the Amended and Restated 2006 Stock Incentive Plan (the “Plan”) to Directors by the compensation committee of the Board in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2010 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to four million.
In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting shareholders’ approval for an aggregate sum of US$3 million to be available for the payment of remuneration and other benefits (excluding the making of Awards pursuant to the Plan). Further, as part of the Directors’ remuneration, the Company is also requesting for Awards to be granted by the compensation committee of the Board in its discretion (subject to a limit of four million) in accordance with the Plan to the Directors of the Company for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2010. The aggregate sum of remuneration and other benefits (excluding the making of Awards pursuant to the 2006 Incentive Award Plan which were made in accordance thereof) paid to the Directors for their services rendered during the financial year ended March 31, 2009 was US$1.8 million. Our Directors were granted 230,800 restricted share units during the financial year ended March 31, 2009.
The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$3 million as being available for the payment of Directors’ remuneration and other benefits (excluding the making of Awards ) and (b) the making of Awards under the Plan to Directors by the compensation committee of the Board in its discretion (subject to a limit of four million) for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of during the financial year ending March 31, 2010.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS AND EXECUTIVE OFFICERS
Our board of directors consists of seven directors.
The following table sets forth the name, age as of April 30, 2009 and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Ramesh N. Shah	61	Chairman of the Board
Neeraj Bhargava(1)	45	Director and Group Chief Executive Officer
Jeremy Young	43	Director
Eric B. Herr(2)(3)(4)	61	Director
Deepak S. Parekh(4)(5)(6)	64	Director
Richard O. Bernays(2)(5)(7)	66	Director
Anthony Armitage Greener(2)(4)(5)	68	Director
Executive Officers
Ramesh N. Shah	61	Chairman of the Board
Neeraj Bhargava	45	Group Chief Executive Officer
Alok Misra	42	Group Chief Financial Officer
Anup Gupta	36	Group Chief Operating Officer
J.J. Selvadurai	50	Managing Director of European Operations
Steve Reynolds	48	Managing Director of WNS North America, Inc.
Notes:

(1)	Mr. Bhargava will undertake the role as our Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the transition.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Chairman of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Audit Committee.

(6)	Chairman of the Nominating and Corporate Governance Committee.

(7)	Chairman of the Compensation Committee.
Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.
Directors
Ramesh N. Shah is our Chairman and was appointed to our board of directors in July 2005. Mr. Shah is based in New York. In addition to his role as Chairman of our board of directors, he mentors our North American sales team and manages key external stakeholder relationships. Prior to WNS, he was the chief executive officer for the retail banking division at GreenPoint Bank and has held senior positions at American Express, Shearson and Natwest. Mr. Shah received a Master of Business Administration from Columbia University and a Bachelor of Arts degree from Bates College. The business address for Mr. Shah is 420 Lexington Avenue, Suite 2515, New York, New York 10170, USA.
Neeraj Bhargava is our co-founder and Group Chief Executive Officer and was appointed to our board of directors in May 2004. Mr. Bhargava is based in Mumbai, India. Mr. Bhargava’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our organization. Mr. Bhargava will undertake the role as our Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the transition. Mr. Bhargava served as our President and Group Chief Financial Officer from 2002 until May 2004 when he became our Group Chief Executive Officer. Mr. Bhargava received a Master of Business Administration from the Stern School of Business, New York University, and a Bachelor of Arts degree in Economics from St. Stephen’s

College, Delhi University. The business address for Mr. Bhargava is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Jeremy Young was appointed to our board of directors as a nominee of Warburg Pincus in May 2004. Mr. Young is based in London. He held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics before he joined Warburg Pincus in 1992. He received a Master of Arts degree in English from Cambridge University and a Master of Business Administration from Harvard Business School. He focuses on business services and is also a director of Fibernet Communications and Warburg Pincus Roaming II S.A as well as a trustee of The Hemophilia Society. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London SW1Y 6QW, England.
Eric B. Herr was appointed to our board of directors in July 2006. Mr. Herr is based in the United States. He currently serves on the board of directors of Taleo Corporation (since 2002) and Starcite Private Limited (since 2007). From 1992 to 1997, Mr. Herr served as Chief Financial Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Deepak S. Parekh was appointed to our board of directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) and Chief Executive Officer of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of one of our clients, GlaxoSmithKline Pharmaceuticals Ltd. Mr. Parekh is also a director of several Indian public companies such as Satyam Computer Services Limited (since 2009), Airport Authority of India (since 2009), Singapore Telecommunications Ltd (since 2004), Siemens Ltd. (since 2003), HDFC Ergo General Insurance Co. Ltd. (since 2002), Exide Industries Limited (since 2001), HDFC Standard Life Insurance Co. Ltd. (since 2000), HDFC Asset Management Co. Ltd (since 2000), The Indian Hotels Co. Ltd. (since 2000), Castrol India Ltd. (since 1997), Infrastructure Development Finance Co. Ltd (since 1997), Hindustan Lever Ltd. (since 1997), Borax Morarji Limited (since 1997), Bharat Bijlee Limited (since 1995), GlaxoSmithKline Pharmaceuticals Ltd. (since 1994), Hindustan Oil Exploration Corporation Ltd. (since 1994), Zodiac Clothing Company Limited (since 1994), Mahindra & Mahinda Ltd. (since 1990), and Housing Development Finance Corporation Ltd (since 1985). Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Financial Chartered Accountant degree from England and Wales. The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai 400 020, India.
Richard O. Bernays was appointed to our board of directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the board of directors of several public companies, including The NMR Pension Trustee Limited (since 2009), Global MENA Financial Assets Limited (since 2008), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Majid Al Futaim Trust (since 2005), Charter European Trust plc (since 2004), Impax Environmental Markets Trust plc (since 2002), Gartmore Global Trust plc (since 2001), Taikoo Developments Limited (since 1997), and GFM Cossack Bond Company Limited (since 1997). Mr. Bernays is also a member of the Supervisory Board of the National Provident Life. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is Lloyds Chambers, 1 Portsoken Street, London E1 8H2, England.
Sir Anthony Armitage Greener was appointed to our board of directors in June 2007. Sir Anthony is based in London and is the Chairman of the Qualifications and Curriculum Authority. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a director of Nautor AB (since 2009) and Williams Sonoma (since 2007). Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management

Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is 83, Piccadilly, London W1J 8QA, England.
Executive Officers
Ramesh N. Shah is the Chairman of our board of directors. Please see “— Directors” above for Mr. Shah’s biographical information.
Neeraj Bhargava is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Bhargava’s biographical information.
Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include finance and accounting, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS (a subsidiary of Electronic Data Systems, now a division of Hewlett-Packard) and financial controller at ITC Limited. He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Misra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Anup Gupta serves as Group Chief Operating Officer. Mr. Gupta is based in Mumbai and is responsible for managing the performance of our business units and enabling units. Prior to his appointment as our Group Chief Operating Officer, Mr. Gupta served as the Chief Executive Officer of our travel and leisure services business unit, and has led many new initiatives since joining our company in 2002. Prior to that, Mr. Gupta was a Principal at eVentures India, a News Corp. and SoftBank backed-venture fund, where he developed many companies in the offshore services areas. Previously, Mr. Gupta was a management consultant with Booz Allen & Hamilton. Mr. Gupta received a Masters of Business Administration from the Indian Institute of Management, Calcutta, where he was awarded the Institute Gold Medal for graduating at the top of the class, and a Bachelor of Technology from the Indian Institute of Technology, Kharagpur where he graduated at the top of his class. The business address for Mr. Gupta is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
J.J. Selvadurai is Managing Director of European Operations. Prior to that, he was the Chief Executive Officer of our enterprise services business unit until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 20 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is certified in data management and is a member of the data processing institute. The business address for Mr. Selvadurai is Ash House, Fairfield Avenue, Staines, Middlesex, TW18 4AN, England.
Steve Reynolds is Managing Director of WNS North America, Inc. He is based in New York and has over 15 years of experience in the BOP industry. Prior to assuming this role, Mr. Reynolds was Executive Vice President, Business Development for our travel and leisure business unit. Prior to joining us, he was Regional Vice President for Advanced Contact Solutions, Inc. where he was responsible for the growth, operations and profitability of a division. This role included managing operations throughout Mexico, Manila, Fiji, Guatemala and the US. Prior to that, he held senior executive positions at TRX and Travel Technologies Group, which became part of TRX in 2000. Mr. Reynolds received a Master of Business Administration from Texas A&M University and a Bachelor of Science in computer science from Baylor University. The business address for Mr. Reynolds is 7318 Marquette, Dallas, TX 75225, USA.
COMPENSATION

Our Compensation Philosophy and Practice
The following contains a description and analysis of the compensation arrangements and decisions we made for our executive officers and other managers for fiscal 2009 and 2008. Other managers refer to our officers who are holding positions of Executive Vice President, Senior Vice President or their equivalent.

General Philosophy
A combination of base salary, performance-based bonus and equity awards (as long-term incentives) is used to compensate our executive officers and other managers. The compensation for our executive officers and other managers is designed (a) to be competitive with compensation packages of comparable information technology and IT-enabled services, or ITES, companies in India, particularly ITES companies in the business process outsourcing, or BPO, sector as we compete directly with these companies for the same talent-pool to provide services to similar clients; and (b) to retain and attract talent from the US and Europe which is required to meet our needs as a global BPO company, particularly as most of our clients are based outside of India.
The information technology and BPO industries have been leading growth sectors in India in the recent years and compete with each other for managerial talent required to drive their growth. We, in turn, routinely adjust our compensation levels in order to attract and retain employees with the requisite managerial skills and background. We also regularly review compensation packages offered by peer companies in the countries where our executive officers and other managers are located to assess our competitiveness. In particular, to serve the needs of our clients in the UK and the US, we set our compensation levels with a view to be in a competitive position to actively recruit and retain senior management talent based in these two countries.
In general, at the beginning of each fiscal year, our board of directors sets individual and group performance targets for our executive officers and other managers. For our executive officers, the incentive awards, consisting of performance-based bonus and equity award, are linked primarily to our growth for earnings (net income excluding stock compensation and amortization charges) and revenue less repair payments and other strategically important targets. For other managers, the incentive awards are linked primarily to the achievement of the operational goals for the areas of operations managed by them and to our overall annual performance.
Determination of Compensation
The compensation committee is provided with the primary authority to determine and approve the compensation package, as well as the individual elements of the compensation package, of our executive officers. Consistent with the last two fiscal years, an independent global human resource consulting firm, Mercer Human Resource Consulting, or Mercer, was retained by the compensation committee to assist it in the determination of the key elements of our compensation package. To aid the compensation committee in making its determination, our Chairman of the Board, our Group Chief Executive Officer, and our Chief People Officer, who is the head of our human resource department, provide recommendations to the compensation committee regarding the compensation of our executive officers based upon Mercer’s recommendations as well as their own analyses. To determine the compensation of our executive officers, the compensation committee, in turn, reviews the performance of these executive officers, and participates in discussions with the Chairman of the Board and the Group Chief Executive Officer, and considers their recommendations in the light of Mercer’s compensation survey findings of comparable companies and recommendations to determine and approve our executive officers’ compensations. For other managers, the compensation committee determines the maximum equity awards to be granted and the guidelines for making such grants and authorizes the Group Chief Executive Officer, in consultation with the Chairman of the Board, to determine the awards to be granted to these members of the management team subject to the maximum number of awards and guidelines. In addition, our Group Chief Executive Officer, our Chairman of the Board and our Chief People Officer, in consultation with the Chief Executive Officer of each of our business units and the head of each of our enabling units, determine the base salary and bonus of our other managers.
Target Overall Compensation
Our overall compensation targets have been set in close consultation with Mercer. In fiscal 2006, in conjunction with our preparation for our initial public offering in July 2006, Mercer’s work included conducting a survey of the prevailing compensation practices within the information technology and ITES/BPO industries in India and the US to advise the compensation committee on compensation structures and appropriate amounts and nature of compensation for our executive officers and other managers to ensure that our compensation package is competitive in our markets. The companies selected by Mercer for its survey for benchmarking our executive officers’ compensation also included companies in similar industries and size that were recently listed in the US at that time. The selected peer group of companies included Syntel, LLC and Convergys Corporation from the data processing, outsourced services and telecommunication services industries, and Cognizant Technology Solutions Corporation, Covansys Corp. and Kanbay, Inc. from the information technology consulting and other services industries.
The Mercer survey provided us with a starting point in the determination of our overall compensation targets. In addition, we considered factors which from our experience have been important in the retention of our employees and the feedback received from our employees as well as potential employees during recruitment to determine the overall compensation targets. In the case of our Group Chief Executive Officer, we also considered our overall performance under his leadership and the opportunity cost of finding a suitable replacement for him. Based upon Mercer’s recommendations and the other considerations discussed above, the compensation committee determined and approved the fiscal 2009 target overall compensation for our executive officers.
Allocation Among Compensation Components
The compensation package for our executive officers and other managers comprises a base salary, a cash bonus and the grant of equity awards in the form of stock options and restricted share units, or RSUs, linked to performance. The mix of compensation components varies based on the seniority level of the executive officer. We typically allocate proportionately more performance-based compensation for the more senior levels of management to ensure that their total compensation reflects our overall success or failure and to motivate these senior management team members to meet appropriate performance measures, thereby maximizing total return to shareholders. Correspondingly, the weight of the base salary component in the overall compensation is greater for lower levels of management.
Each vested option is exercisable into one ordinary share and each vested RSU entitles the holder of such RSU to receive one ordinary share. In fiscal 2009, we granted RSUs to all our executive officers and other managers.
Base Salary. We pay a base salary to our executive officers and other managers to enable them to maintain a standard of living in keeping with their professional standing and background within their communities. Data from Mercer’s survey of our peer group of companies was a significant factor in determining the salary levels. We also relied heavily on our recruiting experience for senior executive level positions. It is our experience that base salary levels are considered to be more important in attracting the right candidates for our Senior Vice President level positions and below than for more senior management level positions and we set base salaries accordingly to compete for the right talent at each level.
Cash Bonus. Cash performance bonuses are awarded at the end of each fiscal year based upon the achievement of individual and group performance targets. The cash performance bonuses payable are accrued every month. Statutorily applicable taxes and contributions payable on these amounts are deducted before payment. Our executive officers and other managers have a diverse set of measurable goals that are designed to promote the interests of our three key constituencies, namely, shareholders, customers and employees, and includes building our organization capabilities as well as other strategically important initiatives. These goals reflect their key responsibilities during the year, which range from sales targets to operational goals, and are typically listed as each individual’s key performance indicators. The key performance indicators are identified during the individual’s annual performance review process. The key performance indicators include the following key financial metrics:
•	group profit after taxes, plus share-based compensation expenses plus amortization of intangible assets;

•	operating margins;

•	annual revenue less repair payments; and

•	exit revenue less repair payments, which is the average monthly revenue less repair payments earned calculated based on the last two months of the fiscal year.

In addition, for fiscal 2009 and 2008, the key performance indicators included the following additional performance targets for the following executive officers:
•	Chairman of the Board — achievement of specified revenue targets in the US;

•	Group Chief Executive Officer — retention of key managers holding a position of Senior Vice President and above, overall attrition rate, and growth in our business;

•	Group Chief Financial Officer — overall cost reduction, achievement of profit after tax targets, and statutory, legal and financial compliance;

•	Group Chief Operating Officer — achievement of gross margins, overall attrition rate, and overall cost reduction;

•	Managing Director of European Operations — achievement of specified revenue targets in the UK and Europe; and

•	Managing Director of WNS North America, Inc. — achievement of specified revenue targets in North America.
Further, the Mercer study, which benchmarked peer group companies, was used to set bonus targets as a percentage of the base salary for our executive officers and other managers.
Equity Awards. SFAS 123(R), which requires stock options granted to be recognized as an accounting expense, became effective for us on April 1, 2006. As a result, RSUs, as a compensation tool, became as attractive as stock options and we decided to grant RSUs together with stock options in the equity award component of compensation. We believe that RSUs provide as much incentive as stock options to motivate employees to perform at a high level. An added attraction of RSUs for a growing company like ours is that fewer RSUs need to be granted to provide equivalent value as compared to stock options, thereby reducing the dilutive impact to shareholders.
In determining equity compensation, our board of directors first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our human resource department, we determine the proportion of RSUs to be granted for each level of our executive officers and other managers. Finally, with the approval of our compensation committee, we determine the total number of stock options and RSUs to be granted to each level of our executive officers and other managers based on the fair market value of the options on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. For fiscal 2009, most of the grants were made in April 2008 in respect of services rendered in fiscal 2008. For fiscal 2008, most of the grants were made in April 2007 in respect of services rendered in fiscal 2007. For fiscal 2007, most of the grants were made in July 2006. The existing or vested equity holdings of an employee or the number of prior awards granted are not taken into consideration in determining the number of awards to be granted.
The performance goals for the award of equity awards to our executive officers and other managers are the same as the performance goals to be considered for cash performance bonus payments. RSUs typically vest over a period of three years in different instalments from the date of grant. Under the 2002 Stock Incentive Plan, an individual must remain in our employment and must not have resigned prior to the date of vesting. Under the Amended and Restated 2006 Incentive Award Plan, an individual must remain in our employment prior to the date of vesting even if he has resigned prior to the date of vesting. The share-based compensation expenses are amortized over the vesting period.
Mercer has recommended regular annual equity grants to our executive officers and other managers. Based on Mercer’s recommendation, we use a tiered approach that denominates award values as a percentage of salary. These awards vest in equal installments over a period of three years on each anniversary of the date of grant. In fiscal 2009, we granted RSUs to all our executive officers and other managers.

Retirement Benefits
We maintain retirement benefit plans in the form of certain statutory and incentive plans for our executive officers and other managers. The features and benefits of these plans are largely governed by applicable laws and market practices in the countries in which we operate and, accordingly, vary from country to country in which we operate. For more information, see “— Employee Benefit Plans.”
Perquisites and Other Benefits
The perquisites and benefits granted to our executive officers and other managers are designed to comply with the tax regulations of the applicable country and therefore vary from country to country in which we operate. To the extent consistent with the tax regulations of the applicable country, the benefits include:
•	medical insurance;

•	leave travel assistance;

•	telephone expenses reimbursement;

•	food coupons;

•	company car schemes;

•	petrol and maintenance for cars;

•	health clubs;

•	accident and life insurance (based on the level of seniority);

•	leased residential accommodation; and

•	relocation benefits (individually negotiated).
We review and adjust our benefits based upon the competitive practices in the local industry, inflation rates, and tax regulations every fiscal year. Our underlying philosophy is to provide the benefits that are ordinarily required by our employees for their well-being in their daily lives and to negotiate group-level discounted rates so that all of our employees will be able to pay less than what they would otherwise pay as individuals for the same level of benefits, and maximize the overall value of their compensation package. In countries where it is not possible or it does not make economic sense to provide the same level of benefits that may be provided in other locations, we pay equivalent cash compensation to our employees.
Severance Benefits
Under each of our employment agreements with our executive officers, including our Group Chief Executive Officer and Chairman of the Board, if we terminated their employment without cause or if they terminated their employment with us for good reasons, such as a material decrease in their role and responsibilities or in their salary or bonuses opportunity), they would be entitled to receive the severance benefits. For more information on the severance benefits available to our Group Chief Executive Officer and Chairman of the Board, see “— Employment Agreements of Certain Directors” below.
Change in Control Arrangements
In the event of a change in control, all granted but unvested stock options and RSUs under the Amended and Restated 2006 Incentive Award Plan would immediately vest and become exercisable by our executive officers subject to certain conditions set out in the applicable stock option plans.
Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid to our directors and executive officers for services rendered in fiscal 2009 was US$3.2 million, which comprised of US$2.1 million paid towards salary, US$0.8 million paid towards bonus and US$0.3 million paid towards social security, medical and other benefits. The total compensation paid to our most highly compensated executive officer in fiscal 2009 was US$0.8 million (which was comprised of US$0.5 million paid towards salary, US$0.3 million paid towards bonus payments and US$0.07 million paid towards social security, medical and other benefits).
The following table sets forth the total compensation paid to each of our directors and executive officers for services rendered in fiscal 2009. The individual compensation of Messrs. Alok Misra and Anup Gupta are disclosed in the statutory annual accounts of our subsidiary, WNS Global Services Private Limited, or WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

	As of March 31, 2009
Name	Salary		Bonus		Other Benefits
Ramesh N. Shah	US	$400,000	US	$160,000	US	$63,951
Neeraj Bhargava(1)		480,000		288,000		74,463
Alok Misra		309,433		10,170		16,017
Anup Gupta		344,297		104,998		17,767
J.J. Selvadurai		309,937		123,975		104,387
Steve Reynolds		304,917		68,750		35,267
Note:

(1)	Mr. Bhargava will undertake the role as our Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the transition.
The aggregate compensation paid to our non-executive directors in fiscal 2009 was US$371,500 which comprised of sitting fees.
Our directors and executive officers were granted 407,258 RSUs under our amended 2006 Incentive Award Plan in fiscal 2009. No options were granted in fiscal 2009.
Under our 2006 Incentive Award Plan as initially adopted, our independent directors each received options to purchase 14,000 shares initially and an option to purchase 7,000 shares upon reelection to our board of directors at each annual meeting of shareholders thereafter. On August 7, 2007, our board of directors adopted an amendment to our 2006 Incentive Award Plan to eliminate the provision for fixed grants of options to our directors. The number of awards to be granted to our independent directors are instead determined by our board of directors or our compensation committee. Pursuant to this, our board of directors and our compensation committee determined that each independent director be granted 2,000 options and 2,500 RSUs for fiscal 2008 and 7,700 RSUs for fiscal 2009. The options granted to independent directors will be non-qualified options with a per share exercise price equal to 100% of the fair market value of a share on the date that the option is granted. Options granted to independent directors will become exercisable in cumulative annual instalments of 33 1/3 % on each of the first, second and third anniversaries of the date of grant. At our annual general meeting held on September 15, 2008, we obtained shareholders’ approval pursuant to Article 102 of our Articles of Association for an aggregate sum of US$3 million to be available for the payment of remuneration and other benefits and, further as part of our directors’ remuneration, for awards to be granted by the compensation committee of the board of directors at its discretion in accordance with our amended 2006 Incentive Award Plan to our directors for the period from our annual general meeting until our next annual general meeting. On February 13, 2009, our shareholders adopted the Amended and Restated 2006 Incentive Award Plan.
Future grants of awards will continue to be determined by our board of directors or our compensation committee under the Amended and Restated 2006 Incentive Award Plan.
Employment Agreements of Certain Directors
The employment agreement we have entered into with Mr. Neeraj Bhargava in July 2006 to serve as our Group Chief Executive Officer for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Bhargava elect not to renew the term. Under the agreement, Mr. Bhargava is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in April 2007, Mr. Bhargava was granted stock options and RSUs to purchase an aggregate of 65,600 shares that will vest over a three-year period, subject to his continued employment with us. If Mr. Bhargava’s employment is terminated by us without cause (as defined in the employment agreement), he will be entitled to receive his base salary for a period of 12 months after the date of such termination, in addition to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Bhargava would also be entitled to health benefits during those 12 months to the extent permitted under our health plans.
If Mr. Bhargava’s employment is terminated by us without cause or by Mr. Bhargava for good reason (each as defined in the employment agreement) and Mr. Bhargava executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Bhargava will be entitled to receive severance payments and benefits from us as follows: (i) 24 months of base salary and healthcare benefits from his date of termination; (ii) a lump sum payment equal to twice his effective target bonus; and (iii) accelerated vesting of the stock options and RSUs granted under this employment agreement through the end of the month of termination. If we experience a change in control while Mr. Bhargava is employed under this agreement, all of the stock options and RSUs granted to Mr. Bhargava under this employment agreement will vest and the stock options will become exercisable on a fully accelerated basis.
In January 2009, we announced that Mr. Bhargava will step down as our Group Chief Executive and transition to the role of our Strategic Advisor. We have since commenced a search for a successor Group Chief Executive Officer. Until a successor Group Chief Executive Officer is appointed or the expiration of Mr. Bhargava’s employment with us on July 26, 2009, whichever is the later, Mr. Bhargava has agreed to continue to act as our Group Chief Executive Officer. The terms of his current employment agreement will be extended during the interim period until a successor is appointed. Mr. Bhargava will undertake the role as our Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the transition. The terms of Mr. Bhargava’s future employment as our Strategic Advisor have not been finalized.
The employment agreement we have entered into with Mr. Ramesh Shah in July 2006 to serve as our Chairman for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Shah elect not to renew the term. Under the agreement, Mr. Shah is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in April 2007, Mr. Shah was granted stock options and RSUs to purchase an aggregate of 54,688 shares that will vest over a three-year period, subject to his continued employment with us. If Mr. Shah’s employment is terminated by us without cause (as defined in the employment agreement), he will be entitled to receive his base salary for 12 months after the termination, in addition to all accrued and unpaid salary, earned bonus, accrued and unused vacation and all benefits as set out in the employment agreement.
If Mr. Shah’s employment is terminated by us without cause or by Mr. Shah for good reason (each as defined in the employment agreement) and Mr. Shah executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Shah will be entitled to receive severance payments and benefits from us as follows: (i) 24 months of base salary and healthcare benefits from his date of termination; (ii) a lump sum payment equal to twice his effective target bonus; and (iii) accelerated vesting of the stock options and RSUs granted under this employment agreement through the end of the month of termination. If we experience a change in control while Mr. Shah is employed under this agreement, all of the stock options and RSUs granted to Mr. Shah under this employment agreement will vest and the stock options will become exercisable on a fully accelerated basis. We expect Mr. Shah’s employment agreement to be automatically renewed for an additional year upon the expiry of current term in July 2009.

Options and Restricted Share Units Granted
The following table sets forth information concerning RSUs granted to our directors and executive officers in fiscal 2009. No options were granted in fiscal 2009.

	Number of Ordinary Shares
Name	RSUs Granted	Expiration Date
Directors
Ramesh N. Shah	90,909	April 6, 2018
Neeraj Bhargava	109,091	April 6, 2018
Jeremy Young	—	—
Eric B. Herr	7,700	September 14, 2018
Deepak S. Parekh	7,700	September 14, 2018
Richard O. Bernays	7,700	September 14, 2018
Anthony Armitage Greener	7,700	September 14, 2018

Executive Officers
Alok Misra	24,659	April 6, 2018
	24,659	January 4, 2019
Anup Gupta	54,866	April 6, 2018
J.J. Selvadurai	42,078	April 6, 2018
Steve Reynolds	5,455 24,741	April 6, 2018 July 6, 2018
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. As of March 31, 2009, the total amount set aside or accrued by us to provide pension, retirement or similar benefits was US$7.8 million.
Provident Fund
In accordance with Indian and Sri Lankan laws, all of our employees in India and Sri Lanka are entitled to receive benefits under the respective Government Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12% of the employee’s base salary). These contributions are made to the respective Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of US$5.4 million in fiscal 2009, US$5.1 million in fiscal 2008 and US$3.2 million in fiscal 2007 to the Government Provident Fund.
US Savings Plan
Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended, or the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions thereunder. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.
UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.
Gratuity
In accordance with Indian and Sri Lankan laws, we provide for gratuity pursuant to a defined benefit retirement plan covering all our employees in India and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement death, incapacitation or on termination of employment in an amount based on the employee’s salary and length of service with us (subject to a maximum of approximately US$7,584 per employee in India). In India, we provide the gratuity benefit of two Indian subsidiaries through actuarially determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and AVIVA Life Insurance Company Pvt. Ltd., or AVIVA Life Insurance. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA Life Insurance administer the plan. We contributed an aggregate of US$0.1 million, US$0.1 million and US$0.1 million in fiscal 2009, 2008 and 2007, respectively, to LIC and AVIVA Life Insurance. Our Sri Lanka subsidiary and five of our Indian subsidiaries have unfunded gratuity obligations.
Compensated Absence
Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.
2002 Stock Incentive Plan
We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock Incentive Plan upon our adoption of our 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the Amended and Restated 2006 Incentive Award Plan, and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.
Administration. The 2002 Stock Incentive Plan is administered by our board of directors, which may delegate its authority to a committee (in either case, the “Administrator”). The Administrator has complete authority, subject to the terms of the 2002 Stock Incentive Plan and applicable law, to make all determinations necessary or advisable for the administration of the 2002 Stock Incentive Plan.
Eligibility. Under the 2002 Stock Incentive Plan, the Administrator was authorized to grant stock options to our officers, directors and employees, and those of our subsidiaries, subject to the terms and conditions of the 2002 Stock Incentive Plan.
Stock Options. Stock options vest and become exercisable as determined by the Administrator and set forth in individual stock option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, stock options may be exercised prior to vesting in some cases. Upon exercise, an optionee must tender the full exercise price of the stock option in cash, check or other form acceptable to the Administrator, at which time the stock options are generally subject to applicable income, employment and other withholding taxes. Stock options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an optionee’s termination of service. Shares issued in respect of exercised stock options may be subject to additional transfer restrictions. Any grants of stock options under the 2002 Stock Incentive Plan to US participants were in the form of non-qualified stock options. Optionees, other than optionees who are employees of our subsidiaries in India, are entitled to exercise their stock options for shares or ADSs or American Depository Shares in the company.
Corporate Transactions. If we engage in a merger or similar corporate transaction, except as may otherwise be provided in an individual award agreement, outstanding stock options will be terminated unless they are assumed by a successor corporation. In addition, the Administrator has broad discretion to adjust the 2002 Stock Incentive Plan and any stock options thereunder to account for any changes in our capitalization.
Amendment. Our board of directors may amend or suspend the 2002 Stock Incentive Plan at any time, provided that any such amendment or suspension must not impact any holder of outstanding stock options without such holder’s consent.
Transferability of Stock Options. Each stock option may be exercised during the optionee’s lifetime only by the optionee. No stock option may be sold, pledged, assigned, hypothecated, transferred or disposed of by an optionee other than by express permission of the Administrator (only in the case of employees of non-Indian subsidiaries), by will or by the laws of descent and distribution.
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 2,559,799 ordinary shares have been exercised and options to purchase 1,049,980 ordinary shares remain outstanding as of April 30, 2009. In addition, as of April 30, 2009, options under the 2002 Stock Incentive Plan to purchase an aggregate of 413,336 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from £0.9971 to £7.0000. The expiration dates of these options range from July 1, 2012 to February 21, 2016. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or cancelled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our Amended and Restated 2006 Incentive Award Plan.
Amended and Restated 2006 Incentive Award Plan
We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals.
On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the Amended and Restated 2006 Incentive Award Plan from that available under our 2006 Incentive Award Plan by 1,000,000 shares/ADSs. Our shareholders have previously authorized the issuance under our 2006 Incentive Award Plan of up to a total of 3,000,000 ordinary shares/ADSs, subject to specified adjustments under our 2006 Incentive Award Plan. The increased number of ordinary shares/ADSs available for grant under the Amended and Restated 2006 Incentive Award Plan is expected to meet our anticipated needs over the next 12 to 18 months from April 1, 2009.
Shares Available for Awards. Subject to certain adjustments set forth in the Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the Amended and Restated 2006 Incentive Award Plan is equal to the sum of (x) 4,000,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of our 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is US$10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Amended and Restated 2006 Incentive Award Plan.
Administration. The Amended and Restated 2006 Incentive Award Plan is administered by our board of directors, which may delegate its authority to a committee. We anticipate that the compensation committee of our board of directors will administer the Amended and Restated 2006 Incentive Award Plan, except that our board of directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Code.
Awards
•	Options. The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Amended and Restated 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds US$100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each stock option grant whether such stock option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the optionee to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised stock option or a portion thereof. The term of options granted under the Amended and Restated 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our board of directors or our compensation committee.

•	Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

•	Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

•	Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

•	Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

•	Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

•	Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares.

•	Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

•	Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.
Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Amended and Restated 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.
Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.
Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Amended and Restated 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.
Non-transferability. Awards granted under the Amended and Restated 2006 Incentive Award Plan are generally not transferable.
Termination or Amendment. Unless terminated earlier, the Amended and Restated 2006 Incentive Award Plan will remain in effect for a period of ten years from the effective date of the 2006 Incentive Award Plan, after which no award may be granted under the Amended and Restated 2006 Incentive Award Plan. With the approval of our board of directors, the plan administrator may terminate or amend the Amended and Restated 2006 Incentive Award Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under the Amended and Restated 2006 Incentive Award Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.

Outstanding Awards. As of April 30, 2009, options or RSUs to purchase an aggregate of 2,406,647 ordinary shares were outstanding, out of which options or restricted share units to purchase 1,022,251 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from US$15.32 to US$30.31 and the expiration dates of these options range from July 24, 2016 to January 4, 2019. The weighted average grant date fair value of RSUs granted during the years ended March 31, 2009, 2008 and 2007 were US$13.39, US$21.68 and US$22.26 per ADS, respectively. There were no grants of RSUs during the years ended March 31, 2006 and 2005. There is no purchase price for the RSUs.
Fringe Benefit Tax
In May 2005, the government of India implemented a fringe benefit tax based on the value of fringe benefits such as entertainment expenses, the use of our guest house, employee welfare benefits, gifts, club expenses and travel expenses provided or deemed to have been provided by us to our employees during the previous fiscal year. This fringe benefit tax is payable by the employer at the current rate of 33.99%. However, pursuant to the legislation, we recover this fringe benefit tax from our employees with respect to certain expenses incurred by us for the benefit of our employees.
In May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax is payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and the RSUs on the date of vesting of the options and the RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, the terms of our award agreements with applicable employees in India under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we have sought and are waiting for clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.
BOARD PRACTICES
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our board of directors consists of not less than three directors, and such maximum number as our directors may determine from time to time. Our board of directors currently consists of seven directors. Messrs. Herr, Parekh, Bernays and Sir Anthony satisfy the “independence” requirements of the NYSE rules.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2011;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2012; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2010.
Our directors for fiscal 2009 are classified as follows:
•	Class I: Sir Anthony Armitage Greener and Mr. Richard O. Bernays;

•	Class II: Mr. Ramesh N. Shah and Mr. Neeraj Bhargava; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.

The appointments of Messrs. Jeremy Young, Eric B. Herr and Deepak S. Parekh will expire at the next annual general meeting, which we expect to hold in July 2009. We will seek shareholders’ approval for the re-election of Messrs. Jeremy Young, Eric B. Herr and Deepak S. Parekh at the next annual general meeting.

At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management of our company.
There are no family relationships among any of our directors or executive officers. The employment agreements governing the services of two of our directors provide for benefits upon termination of employment as described above.
Our board of directors held nine meetings in fiscal 2009.
Committees of the Board
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The audit committee comprises four directors: Messrs. Eric Herr (Chairman), Deepak Parekh, Richard O. Bernays and Sir Anthony Armitage Greener. Each of Messrs. Herr, Parekh, Bernays and Sir Anthony satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the NYSE rules. The principal duties and responsibilities of our audit committee are as follows:
•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the board of directors.
The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfil its responsibilities and duties. Mr. Herr serves as our audit committee financial expert, within the requirements of the rules promulgated by the Securities and Exchange Commission, or the Commission, relating to listed-company audit committees.
The audit committee held five meetings in fiscal 2009.
Compensation Committee
The compensation committee comprises four directors: Messrs. Richard O. Bernays (Chairman), Eric Herr, Deepak Parekh and Sir Anthony Armitage Greener. Each of Messrs. Bernays, Herr and Parekh and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The compensation committee also administers the 2002 Stock Incentive Plan and the Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our board of directors.
The compensation committee held five meetings in fiscal 2009.

Nominating and Corporate Governance Committee
The nominating and corporate governance committee comprises four directors: Messrs. Deepak Parekh (Chairman), Eric Herr, Richard O. Bernays and Sir Anthony Armitrage Greener. Each of Messrs. Parekh, Herr and Bernays and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:
•	to assist the board of directors by identifying individuals qualified to become board members and members of board committees, to recommend to the board of directors nominees for the next annual meeting of shareholders, and to recommend to the board of directors nominees for each committee of the board of directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the board of directors any proposed changes to the corporate governance guidelines applicable to us.
The nominating and corporate governance committee held two meetings in fiscal 2009.
SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2009 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of April 30, 2009 are based on an aggregate of 42,628,583 ordinary shares outstanding as of that date.

	Number of Ordinary Shares
Name	Number	Percent
Directors
Ramesh N. Shah(1)	586,004	1.37%
Neeraj Bhargava(2)	427,272	1.00%
Jeremy Young(3)	21,366,644	50.12%
Eric B. Herr	10,833	0.02%
Deepak S. Parekh	10,833	0.02%
Richard O. Bernays	10,833	0.02%
Anthony Armitage Greener	10,833	0.02%
Executive Officers
Alok Misra	16,371	0.04%
Anup Gupta	193,822	0.45%
J.J. Selvadurai(4)	299,002	0.70%
Steve Reynolds	4,023	0.01%
All our directors and executive officers as a group (eleven persons)(5)	22,936,470	53.80%
Notes:

(1)	Of the 586,004 shares beneficially owned by Ramesh N. Shah, 141,265 shares are indirectly held via a trust which is controlled by Mr. Shah, and the remainder are held directly.

(2)	Of the 427,272 shares beneficially owned by Neeraj Bhargava, 72,665 shares are indirectly held via a trust which is controlled by Mr. Bhargava, and the remainder is held directly.

(3)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(4)	Of the 299,002 shares beneficially owned by J.J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai, and the remainder is held directly by his relatives.

(5)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.
The following table sets forth information concerning options and RSUs held by our directors and executive officers as of April 30, 2009:

	Option Awards				RSU Awards
	Number of		Number of
	shares		shares		Number of	Number of
	underlying		underlying		shares	shares
	unexercised		unexercised		underlying	underlying
	options	Exercise Price	options	Exercise Price	RSUs held that	RSUs held that
Name	(Exercisable)	per share	(Unexercisable)	per Share	have vested	have not vested
Directors

Ramesh N. Shah	250,000	£3.50	—	£3.50	45,483	86,468
	76,667	$20.00	38,333	$20.00	—	—
	14,583	$27.75	7,292	$27.75	—	—

Neeraj Bhargava (1)	1	£0.9971	—	—	54,571	103,253
	100,000	£3.50	—	£3.50	—	—
	90,000	$20.00	45,000	$20.00	—	—
	17,500	$27.75	8,750	$27.75	—	—
Jeremy Young	—	—	—	—	—	—
Eric B. Herr	9,333	$20.00	4,667	$20.00	—	9,367
	667	22.98	1,333	$22.98	—	—

Deepak S. Parekh	9,333	$20.00	4,667	$20.00	—	9,367
	667	22.98	1,333	$22.98	—	—

Richard O. Bernays	9,333	$28.87	4,667	$28.87	—	9,367
	667	22.98	1,333	$22.98	—	—

Anthony Armitage Greener (2)	9,333	$28.48	4,667	$28.48	—	9,367
	667	22.98	1,333	$22.98	—	—

Executive Officers
Alok Misra	4,420	$15.32	8,840	$15.32	11,951	53,987
Anup Gupta	3,334	£3.0000	—	—	38,053	50,285
	46,667	£3.5000	—	—	—	—
	13,334	£7.0000	—	—	—	—
	13,333	$20.00	6,667	$20.00	—	—
	3,333	$30.31	1,667	$30.31	—	—
	5,469	$27.75	2,734	$27.75	—	—
	2,667	15.68	5,333	$15.68	—	—
J.J. Selvadurai	13,333	$20.00	6,667	$20.00	20,104	34,367
	3,333	$30.21	1,667	$30.21	—	—
	5,485	$27.75	2,742	$27.75	—	—
Steve Reynolds	—	—	—	—	2,461	33,985
Notes:

1.	Mr. Bhargava will undertake the role as Strategic Advisor when a successor to his current position as Group Chief Executive Officer is appointed. We expect this to occur in the second half of 2009. Mr. Bhargava is expected to remain on our board of directors after the contemplated transition.

2.	The information in this table excludes the options to purchase 14,000 shares granted to Sir Anthony in June 2007.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 30, 2009 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 42,628,583 ordinary shares outstanding as of that date.
Prior to our initial public offering in July 2006, Warburg Pincus owned 64.70%, British Airways owned 14.61% and Theodore Agnew owned 5.54% of our then outstanding shares. Warburg Pincus sold 1,490,000 of its ordinary shares, British Airways sold its entire shareholding and Theodore Agnew sold 1,075,925 of his shares in our initial public offering, following which Warburg Pincus owned 53.64% and Theodore Agnew owned 2.21% of our then outstanding shares and British Airways ceased to be a shareholder.
Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Warburg Pincus(2)	21,366,644	50.12%
Nalanda India Fund Limited(3)	5,211,410	12.22%
Columbia Wanger Asset Management, L.P.(4)	4,256,000	9.98%
FMR LLC(5)	4,020,204	9.43%
Tiger Global Management, L.L.C.(6)	2,811,417	6.60%
Notes:

(1)	Based on an aggregate of 42,628,583 ordinary shares outstanding as of April 30, 2009.

(2)	Information is based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P., or WP VIII, Warburg Pincus International Partners, L.P., or WPIP, Warburg Pincus Netherlands International Partners I, CV, or WP Netherlands, Warburg, Pincus Partners, LLC, or WPP LLC, Warburg, Pincus & Co., or Warburg Pincus, and Warburg Pincus LLC, or WP LLC. The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(3)	Information is based on a report on Schedule 13G filed with the Commission on February 10, 2009 by Nalanda India Fund Limited.

(4)	Information is based on a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on March 9, 2009 by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust.

(5)	Formerly FMR Corp. Information is based on a report on Amendment No. 3 to Schedule 13G jointly filed with the Commission on February 17, 2009 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., is the investment adviser to Fidelity Mid Cap Stock Fund.

(6)	Information is based on a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 12, 2009 by Charles P. Coleman, III, Tiger Global Management, L.L.C, or Tiger, Tiger Global II, L.P., or Tiger Global II, Tiger Global, L.P., or Tiger Global, Tiger Global Performance, L.L.C., or Tiger Global Performance and Tiger Global, Ltd., or Tiger Ltd. Tiger serves as the management company of each of Tiger Global II, Tiger Global and Tiger Ltd. Tiger Global Performance is the general partner of Tiger Global II and Tiger Global. Mr. Coleman is the managing member of each of Tiger Global Performance and Tiger Management, and the director of Tiger Ltd.
None of our major shareholders have different voting rights from our other shareholders.
As of April 30, 2009, 21,583,828 of our ordinary shares, representing 50.63% of our outstanding ordinary shares, were held by a total of 20 holders of record with addresses in the US. As of the same date, 19,850,969 of our ADSs (representing 19,850,969 ordinary shares), representing 46.57% of our outstanding ordinary shares, were held by a total of one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
Related Party Transactions
In May 2002, we entered into a Registration Rights Agreement, or the Registration Rights Agreement, pursuant to which we had granted, subject to certain conditions, to our shareholders, Warburg Pincus and British Airways (so long as British Airways holds not less than 20% of our ordinary shares on a fully diluted basis), certain demand registration rights which entitled these shareholders to require us to use our reasonable efforts to prepare and file a registration statement under the Securities Act. Pursuant to the Registration Rights Agreement, we had also granted, subject to certain conditions, to Warburg Pincus and British Airways certain piggy-back registration rights entitling these shareholders to sell their respective ordinary shares in a registered offering of the company. We had agreed to bear the expenses incurred in connection with such registrations, excluding underwriting discounts and commissions and certain shareholder legal fees. We had also agreed, under certain circumstances, to indemnify the underwriters in connection with such registrations. Our shareholders, Warburg Pincus and British Airways, had agreed to indemnify us and the underwriters in connection with any such registrations provided that their obligation to indemnify is limited to the amount of sale proceeds received by them.
Pursuant to the terms of the Registration Rights Agreement, we were prohibited from entering into any merger, consolidation or reorganization in which the company would not be the surviving corporation unless the successor corporation agrees to assume the obligations and duties of the company under the Registration Rights Agreement. We were also prohibited, except with the prior written consent of Warburg Pincus and British Airways, from entering into similar agreements granting registration rights to any shareholder or prospective shareholder. Following the completion of our initial public offering in July 2006, British Airways ceased to be our shareholder and its rights under the Registration Rights Agreement terminated. The Registration Rights Agreement expired on May 20, 2007.
In May 2002, we entered into a master services agreement with British Airways, which was a principal shareholder until it sold its entire shareholding in our initial public offering in July 2006. This agreement provided that we would render business process outsourcing services to British Airways and its affiliates as per services level agreements agreed between us and British Airways. The agreement had a term of five years and would have expired in March 2007. In July 2006, we entered into a contract with British Airways which replaced this 2002 agreement. The renewed contract will expire in May 2012. In fiscal 2007 (until July 2006 when British Airways ceased to be our shareholder), British Airways accounted for US$4.9 million of our revenue.
Since fiscal 2003, we have entered into agreements with certain investee companies of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2009, 2008 and 2007, these investee companies in the aggregate accounted for US$3.2 million, US$3.5 million and US$2.2 million, respectively, representing 0.6%, 0.8% and 0.6% of our revenue, respectively, and 0.8%, 1.2% and 1.0% of our revenue less repair payments, respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2009, 2008 and 2007, these investee companies in the aggregate accounted for US$109,000, US$189,000 and US$202,087 in expenses, respectively. We also purchase equipment from certain investee companies of Warburg Pincus. In fiscal 2009, 2008 and 2007, we paid these investee companies in the aggregate US$2,000, US$0.7 million and US$2.1 million, respectively, for these equipment.
In fiscal 2004, we have entered into an agreement with Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), a company in which Edwin Donald Harrell, who was until April 2006 one of our executive officers, is a majority shareholder, under which we license certain software. Flovate is engaged in the development and maintenance of software products and solutions primarily used by WNS Assistance in providing services to its customers. In fiscal 2008 (until June 2007 when we acquired Flovate) and 2007, payments by us to Flovate pursuant to this agreement amounted to US$0.8 million and US$4.6 million in the aggregate, respectively.
On June 6, 2007, we entered into an agreement with Edwin Donald Harrell, Theodore Agnew and Clare Margaret Agnew to purchase all the shares of Flovate for a consideration comprising £3.3 million in cash and have deposited an additional retention amount of £0.7 million into an escrow account which has been paid to the selling shareholders.
On January 1, 2005, we entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary ITES software program. J.J. Selvadurai, our Managing Director of European Operations, is a principal shareholder of Datacap. In fiscal 2009, 2008 and 2007, we paid US$30,000, US$26,000 and US$37,000, respectively, for the license under the agreement.
On September 18, 2007, we entered into an agreement with Mahindra & Mahindra Limited for the hire of transport services. Our director, Mr. Deepak Parekh, is an executive director of Mahindra & Mahindra Limited. In fiscal 2009, we paid US$4,000 for such transport services and none in fiscal 2008 or 2007.
In March 2008, we entered into an agreement with Singapore Telecommunications Ltd for the provision of lease line services. Our director, Mr. Deepak Parekh, is an executive director of Singapore Telecommunications Ltd. In fiscal 2009, we paid US$274,000 for such services and none in fiscal 2008 or 2007.
In fiscal 2009, we obtained a short-term loan of Rs. 440 million (US$10.04 million based on the spot rate of Rs. 43.84 per US$1.00 on the date of the loan) from HDFC Limited for working capital purposes. Our director, Mr. Deepak Parekh, is the Chairman of HDFC Limited. Interest was payable at the rate of 15.5% per annum. In fiscal 2009, an interest amount of US$269,000 was paid to HDFC Limited. The loan was repaid in September and November 2008.
AUDIT MATTERS
Principal Accountant Fees and Services
Ernst & Young has served as our independent registered public accounting firm since fiscal 2003. The following table shows the fees we paid or accrued for the audit and other services provided by Ernst & Young for fiscal 2009 and 2008.

	Fiscal
	2009	2008
Audit fees	868,000	770,0000
Audit-related fees	20,000	39,000
Tax fees	60,000	126,418
All other fees	2,495	188,295
Audit fees. This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the Commission.
Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include internal control reviews of new systems, program and projects; review of security controls and operational effectiveness of systems.
Tax fees. This category includes fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities and tax planning services.

All other fees. This category includes fees billed for due diligence related to acquisitions, accounting assistance, audits in connection with proposed or completed acquisitions and employee benefit plans audits.
Audit Committee Pre-approval Process
Our audit committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit. All of the services provided by Ernst & Young during the last fiscal year have been approved by the Audit Committee.
STOCK PERFORMANCE GRAPH
The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act,” together with the 1933 Act, the “Acts”), except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from July 26, 2006 to March 31, 2009. Our peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and Exlservice Holdings, Inc and Genpact Limited. The Company believes that these companies most closely resemble business mix and that their performance is representative of its industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. July 26, 2006 was the first day of trading in the Company’s ADSs. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends. Pursuant to the rules and interpretations of the Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on July 26, 2006, which was US$24.50. The initial public offering price of the Company’s ADSs was US$20.00 per share.

Cumulative Total Return
Based upon an initial investment of US$100 on July 26, 2006 with dividends reinvested